FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                            For the month of May 2005
                            -------------------------
                            -------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

                                EXPLANATORY NOTE:

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated April 19, 2000, of G. Willi-Food International Ltd. ("Registrant") included in Registrant's Registration Statement on Form F-3 (File No. 333-11848), and to be a part thereof from the date on which this report is filed, to the extent not superceded by documents or reports subsequently filed with the Securities and Exchange Commission.





     On May 4, 2005, the Registrant announced its unaudited financial results for the first quarter ended March 31, 2005.

EXHIBITS

     The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated May 4, 2005.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  May 4, 2005

                                                By: /s/ Joseph Williger
                                                -----------------------
                                                Joseph Williger
                                                Chief Executive Officer

[G. WILLI FOOD LOGO]                                                        NEWS
--------------------------------------------------------------------------------


                                                           FOR IMMEDIATE RELEASE

          G. WILLI-FOOD REPORTS 58% GROWTH OF OPERATING INCOME AND 39%
                         RISE IN NET INCOME FOR Q1 2005

YAVNE, ISRAEL - MAY 4, 2005 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILCF) today announced financial results for the first quarter ended March 31, 2005.

Revenues for the quarter decreased by 9% to NIS 40.5 million (US$ 9.3 milliona) from NIS 44.4 million (US$ 10.2 million) in the first quarter of 2004, reflecting seasonable adjustment in buying habits due to the timing of the Passover holidays, which fell mostly during March in 2004 but entirely in April in 2005. Nonetheless, with gross margins of 21% for the period compared to 19% in the first quarter of 2004, gross profit remained steady on a year-over-year basis. Further, due to a 13% decline in operating expenses, the Company's operating profit increased by 58% compared to the first quarter of 2004, delivering in an operating margin of 5.9% compared to 3.4% in the parallel period of 2004.

Net income for the first quarter of 2005 increased by 39% to NIS 1.9 million (US$ 0.43 million), or NIS 0.22 (US$ 0.05) per share, compared with NIS 1.3 million (US$ 0.3 million), or NIS 0.16 (US$ 0.036) per share, in the same period of 2004. Net margin for the quarter rose to 4.6% compared to 3.0% for the first quarter of 2004.

"We are pleased to report another quarter of increased profits and rising margins despite the comparative decline of our revenues, which is attributable partially to the timing of the Passover buying season," said Mr. Zvi Williger, President and COO of Willi-Food. "The reduction in our expenses during the period more than compensated, enabling us to record steady gross profit with rising gross, operating and net margins compared to last year, and continued strong profits."

                           See Financial tables below

                                       ###

ABOUT G. WILLI FOOD INTERNATIONAL LTD.

G. Willi-Food International is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality Kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of the Adjusted New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at March 31, 2005: U.S. $1.00 equals NIS 4.361. The translation was made solely for the convenience of the reader.


CONTACT:
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

IR CONTACT:
Sheldon Lutch,
Fusion IR & Communications, Inc.
212.268.1816
sheldon@fusionir.com

                        G. WILLI-FOOD INTERNATIONAL LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                      MARCH 31,    DECEMBER 31,   MARCH 31,    DECEMBER 31,
                                                       -------       -------       -------       -------
                                                       2 0 0 5       2 0 0 4       2 0 0 5       2 0 0 4
                                                       -------       -------       -------       -------
                                                                NIS                    US DOLLARS (*)
                                                       ---------------------       ---------------------
                                                                        (IN THOUSANDS)
                                                       -------------------------------------------------
      ASSETS

CURRENT ASSETS
   Cash and cash equivalents                            53,602        55,831        12,291        12,802
   Marketable securities                                 8,623         1,694         1,977           388
   Trade receivables                                    38,280        40,887         8,779         9,376
   Other receivables and prepaid expenses                2,194         1,211           503           278
   Inventories                                          25,396        27,139         5,823         6,223
                                                       -------       -------       -------       -------
      TOTAL CURRENT ASSETS                             128,095       126,762        29,373        29,067
                                                       -------       -------       -------       -------

PROPERTY AND EQUIPMENT, NET                              3,645         3,036           836           696
                                                       -------       -------       -------       -------


OTHER ASSETS, NET                                           73            63            17            14
                                                       =======       =======       =======       =======
                                                       131,813       129,861        30,226        29,777
                                                       =======       =======       =======       =======

      LIABILITIES AND SHAREHOLDERS'
         EQUITY
CURRENT LIABILITIES
   Payables:
      Short term bank credit and other                       2         2,489             -           571
      Trade payables                                    19,004        19,066         4,358         4,372
      Related parties                                    3,933         2,557           902           586
      Other and accrued expenses                         7,875         6,664         1,806         1,528
                                                       -------       -------       -------       -------
      TOTAL CURRENT LIABILITIES                         30,814        30,776         7,066         7,057
                                                       -------       -------       -------       -------

LONG TERM LIABILITIES
    Accrued severance pay                                  243           185            56            42
                                                       -------       -------       -------       -------

SHAREHOLDERS' EQUITY

      Ordinary shares NIS 0.10 par value
         (authorized - 50,000,000 shares, issued
         and outstanding - 8,615,000 shares at
         March 31, 2005; 8,555,000 shares at
          December 31, 2004)                             1,502         1,502           344           344
      Additional paid-in capital                        19,704        19,704         4,518         4,518
         Retained earnings                              79,550        77,694        18,242        17,816
                                                       -------       -------       -------       -------
                                                       100,756        98,900        23,104        22,678
                                                       =======       =======       =======       =======
                                                       131,813       129,861        30,226        29,777
                                                       =======       =======       =======       =======



(*)  Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                   THREE MONTHS    THREE MONTHS    THREE MONTHS    THREE MONTHS
                                      ENDED           ENDED           ENDED           ENDED
                                     MARCH 31        MARCH 31        MARCH 31        MARCH 31
                                    ---------       ---------       ---------       ---------
                                     2 0 0 5         2 0 0 4         2 0 0 5         2 0 0 4
                                    ---------       ---------       ---------       ---------
                                               NIS                        US DOLLARS (*)
                                    -------------------------       -------------------------
                                         (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)
                                    ---------------------------------------------------------
  Sales                                40,497          44,431           9,286          10,188

  Cost of sales                        32,107          36,033           7,362           8,263
                                    ---------       ---------       ---------       ---------

     GROSS PROFIT                       8,390           8,398           1,924           1,925
                                    ---------       ---------       ---------       ---------

  Selling expenses                      3,558           5,041             816           1,156

  General and administrative

     expenses                           2,426           1,834             556             420
                                    ---------       ---------       ---------       ---------

     Total operating expenses           5,984           6,875           1,372           1,576
                                    ---------       ---------       ---------       ---------

     OPERATING INCOME                   2,406           1,523             552             349

  Financial income, net                   433             546              99             125
                                    ---------       ---------       ---------       ---------

Income before other income              2,839           2,069             651             474

Other income                                -              34               -               8
                                    ---------       ---------       ---------       ---------

  Income before taxes
     on income                          2,839           2,103             651             482

  Taxes on income                         983             766             225             176
                                    ---------       ---------       ---------       ---------

     NET INCOME                         1,856           1,337             426             306
                                    =========       =========       =========       =========


Earnings per share data:

Earnings  per share:

   Basic                                 0.22            0.16            0.05            0.04
                                    =========       =========       =========       =========

   Diluted                               0.22            0.16            0.05            0.04
                                    =========       =========       =========       =========

Shares used in computing
   basic and diluted earnings
   per ordinary share:              8,615,000       8,555,000       8,615,000       8,555,000
                                    =========       =========       =========       =========



(*)  Convenience translation intos U.S. dollars